 Filed by: Blockchain Moon Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

DLTx ASA

Blockchain Moon Acquisition Corp.

(Commission File No.: 001-40922)

October 28, 2022

DLTx and Blockchain Moon Business Combination INVESTMENT HIGHLIGHTS DLTX Equity Value 1 $106.61 BMAQ Sponsor Equity Value 2 $26.35 Cash in BMAQ Trust 3 $17.87 Fully Distributed Equity Value $150.83 Net Debt 4 $ 12.52 TOTAL Enterprise Value $163.35 Anticipated Pro Forma Valuation ($ in MM) NASDAQ: BMAQ / OSX: DLTX.OL TRANSACTION HIGHLIGHTS COMBINED MANAGEMENT AND BOARD HAS TREMENDOUS SUCCESS IN BLOCKCHAIN AND CRYPTOCURRENCY ● Early adopters (2012) and thought leaders in DeFi, Bitcoin, and Blockchain Economics; ● Crypto - funds and investment experience with over 12x in returns in under two years; ● Invested in 11 companies that reached unicorn status over the past 18 months; ● Founders of Nasdaq Global Financial Products and Nasdaq Corporate Solutions; and ● 100 years combined experience in Capital Markets, Investor Relations and Private Equity. CORE BUSINESS UNITS ● Decentralized Cloud Infrastructure: Filecoin (FIL) is the largest decentralized cloud storage network in the world. Over 20,000 individual users are now storing more than 50 million data objects on Filecoin. ● Data Security: Pocket Network (POKT) is built for Web3 by incentivizing a network of RPC nodes to relay your data to any blockchain. ● Bitcoin/Digital Assets/Cryptocurrency (under development): “Green” mining through utilization of wind, solar, nuclear, and hydro power. DLTx will target power generation at 2 - 3 cents per kW/h, Pre - existing power delivery infrastructure and 99.9% power uptime. Anticipated initial power capacity of 19.8 MegaWatt’s between two U.S. sites under development. 6 ● Wireless (under development): Decentralized network solutions such as IoT (Helium: HNT) and 5G infrastructure (Mobile: HMT). Infrastructure operations via Decentralized wireless (“ DeWi ”). ● Decentralized 5G telecommunications networks will become the key to full distribution of 5G globally. FOR MORE INFORMATION: Contact: Enzo Villani, Chairman and CEO of BMAQ at evillani@bmac.group or Wes Levitt, CFO, BMAQ at wlevitt@bmac.group Footnotes: 1. Adjusted for cash that will remain at Norwegian Company. 2. Sponsor Equity Value reflects forfeiture of 60% of DLTx’s BMAQ Sponsor Equity. 3. Amount left in BMAQ Trust following the Charter Amendment Vote (assumes no additional BMAQ shares are redeemed). 4. Total current and long term, adjusted for Net Cash. 5. Assumes no additional BMAQ shares are redeemed. 6. Based solely on management targets. Anticipated Ownership 5 “BUILDING THE INFRASTRUCTURE OF WEB 3” ● Anticipated Equity ownership for DLTx Shareholders after the business combination will be 70.68% assuming no additional BMAQ shares are redeemed; ● Combined company has an implied initial enterprise value of approximately $163.35 million; ● DLTx Shareholders will receive approximately 10.6 million shares of the combined company initially valued at $10/share; ● DLTx is expected to provide over $2.81 million in cash to the business combination. The parties also intend to source at least an additional $10 million in financing to be available at closing of the transaction, net of transaction fees ; and ● Closing expected to occur during or prior to the second quarter of 2023. ● DLTx ASA (“ DLTx ”) builds and invests in core infrastructure for Web 3 globally, including decentralized Cloud Computing, Green Bitcoin Mining, decentralized Wireless Communication and Decentralized Data Relay Services; ● The mission of DLTx is to be a premier provider of Web 3 and decentralized transaction infrastructure to the masses; ● Transaction empowers DLTx to scale infrastructure and go - to - market operations enabling accelerated token production and commercial utility which are expected to materially impact future cashflow and EBITDA; ● DLTx management will join and manage the business of the combined company; and ● Combined company expected to be listed on Nasdaq under the symbol “DLTX”. 70.68% 17.47% 11.85% DLTx Shareholders BMAQ Sponsor BMAQ Stockholders

Information Disclaimer

Important Information about Blockchain Moon and Where to Find It
On October 15, 2022, Blockchain Moon Acquisition Corp. ("*Blockchain Moon*") announced that it executed a Business Combination Agreement (the "*Business Combination Agreement*"), dated as of October 14, 2022, with Malibu Parent Inc., a Delaware corporation ("*New BMAC*"), Hermosa Merger Sub LLC, a Delaware limited liability company, and DLTx ASA, a Norwegian public limited liability company ("*DLTx*") (the transactions contemplated by the Business Combination Agreement, the "*Business Combination*").

New BMAC intends to file a registration statement on Form S-4 with the Securities and Exchange Commission ("*SEC*"), which will include a prospectus with respect to New BMAC's securities to be issued in connection with the proposed Business Combination and proxy statement with respect to Blockchain Moon's stockholder meeting to vote on the proposed transaction (the "*Business Combination Proxy Statement*"). The Business Combination Proxy Statement will be sent to all Blockchain Moon stockholders. Blockchain Moon and New BMAC also will file other documents regarding the proposed transaction with the SEC. **Before making any voting decision, investors and security holders of Blockchain Moon are urged to read the registration statement and the Business Combination Proxy Statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.**

Investors and securityholders of Blockchain Moon will be able to obtain free copies of the registration statement and the Business Combination Proxy Statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by New BMAC or Blockchain Moon through the website maintained by the SEC at *www.sec.gov*. The documents filed by Blockchain Moon or New BMAC with the SEC also may be obtained free of charge upon written request to Blockchain Moon Acquisition Corp., 4651 Salisbury Road, Suite 400, Jacksonville, FL 32256.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED OF THE TRANSACTIONS DESCRIBED IN THIS PRESENTATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESENTATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Caution Regarding Forward-Looking Statements
This presentation contains certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "*Securities Act*"), and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this presentation, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of DLTx, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including "may," "should," "expect," "intend," "will," "estimate," "anticipate," "believe," "predict," "plan," "targets," "projects," "could," "would," "continue," "forecast" or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Blockchain Moon and its management, and DLTx and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against DLTx, Blockchain Moon, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Blockchain Moon or the stockholders of DLTx, or to satisfy other closing conditions of the Business Combination; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet Nasdaq's listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of DLTx as a result of the announcement and consummation of the Business Combination; (7) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) the inability of the combined company to implement its green mining strategy by entering into agreements in the future to acquire energy at its target price and power uptime; (9) costs related to the Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that DLTx or the combined company may be adversely affected by other economic, business and/or competitive factors; (12) the inability to obtain financing in connection with the Business Combination; (13) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Blockchain Moon's securities; (14) the risk that the transaction may not be completed by the Business Combination date and the potential failure to obtain a further extension of the Business Combination deadline if sought by Blockchain Moon; (15) the impact of the COVID-19 pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; (16) volatility in the markets caused by geopolitical and economic factors; and (17) other risks and uncertainties set forth in the sections entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in Blockchain Moon's Form S-1 (File No. 333- 259770), its most recent Quarterly Report on Form 10-Q and registration statement on Form S-4 that New BMAC intends to file with the SEC, which will include a document that serves as a prospectus and proxy statement of Blockchain Moon, referred to as a proxy statement/prospectus, and other documents filed by Blockchain Moon from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Blockchain Moon nor DLTx gives any assurance that Blockchain Moon, DLTx or the combined company will achieve its expected results. Neither Blockchain Moon nor DLTx undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Participants in the Solicitation
Blockchain Moon, New BMAC and DLTx and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Blockchain Moon's stockholders in connection with the proposed transactions. Blockchain Moon's stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Blockchain Moon, New BMAC and DLTx from the proxy statement/prospectus included in the registration statement on Form S-4 to be filed by New BMAC with the SEC in connection with the Business Combination.

No Offer or Solicitation
This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.